Adopted November 9, 1939                                         File No. 69-306


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                   FORM U-3A-2


                          STATEMENT BY HOLDING COMPANY
                      CLAIMING EXEMPTION UNDER RULE U-3A-2
                           FROM THE PROVISIONS OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                      To Be Filed Annually Prior to March 1


                        Pinnacle West Capital Corporation
                        ---------------------------------
                                (Name of Company)


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
     (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

     Pinnacle West Capital Corporation ("Claimant"), having been incorporated on February 20, 1985 under the laws of the State of Arizona, and having its principal executive offices at 400 East Van Buren, Suite 700, Phoenix, Arizona 85004, was organized principally to acquire and hold securities of other corporations for investment purposes. The following are the subsidiaries of the
Claimant:

     a. Arizona Public Service Company ("APS" or the "Company"), is engaged principally in serving electricity in the State of Arizona. Incorporated in 1920 under the laws of the State of Arizona and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, APS became a subsidiary of the Claimant pursuant to a corporate restructuring plan approved by the Company's shareholders on April 18, 1985.

          (1) AXIOM Power Solutions, Inc. ("AXIOM") -- an Arizona corporation having been incorporated on October 29, 1996 and having its principal executive offices at 400 E. Van Buren, Phoenix, Arizona 85004, was organized primarily to sell security and energy management products and services. AXIOM is a wholly-owned subsidiary of APS.

          (2) Bixco, Inc. ("Bixco") -- an Arizona corporation having been incorporated on June 4, 1971 and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, was organized primarily to conduct exploration activities for energy resources and other valuable minerals. Subsequent to the sale of its oil and natural gas properties in 1981, Bixco has been inactive. Bixco is a wholly-owned subsidiary of APS.

     b. APS Energy Services Company, Inc. ("APSES") -- an Arizona corporation having been incorporated on November 6, 1998 and having its principal executive offices at 400 E. Van Buren, Phoenix, Arizona 85004, was organized primarily to sell energy, products and services. APSES is a wholly-owned subsidiary of the Claimant.

     c. SunCor Development Company ("SunCor") - an Arizona corporation having been incorporated on June 30, 1965 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012, is a wholly-owned subsidiary of Claimant engaged primarily in the owning, holding and development of real property.

          (1) SunCor Resort & Golf Management, Inc. ("Resort & Golf Management") (previously named "SunCor Resort Management, Inc." and "SunCor Farms, Inc.") -- an Arizona corporation having been incorporated on December 31, 1986 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012, operates and manages hotel, golf, food and beverage for the Wigwam Resort and Country Club, Sedona Golf Resort, SunRidge Canyon Golf Club, Sanctuary Gold Club at West World and Palm Valley Golf Club. Resort & Golf Management is a wholly-owned subsidiary of SunCor.

          (2) Litchfield Park Service Company ("LPSCO") -- an Arizona corporation having been incorporated on September 21, 1954 and having its principal executive offices at 111 West Wigwam Boulevard, Suite B, Litchfield Park, Arizona 85340, is a regulated public utility engaged in providing water and sewer services to commercial and residential customers. LPSCO became a wholly-owned subsidiary of SunCor on December 31,1986.

          (3) Golden Heritage Homes, Inc. ("Golden Heritage Homes") -- (previously named "SunCor Homes, Inc.", "LGR, Inc." and "WGP Realty, Inc.") an Arizona corporation having been incorporated on May 14, 1986 and having its principal executive offices at 7025 East Greenway Parkway, Suite 100, Scottsdale, Arizona 85254, was organized to provide brokerage and realty services in the sale of commercial and residential real property. Golden Heritage Homes is a wholly-owned subsidiary of SunCor.

               (i) Golden Heritage Construction, Inc. ("GH Construction") -- an Arizona corporation having been incorporated on December 30, 1993 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012, was organized to serve as a general residential contractor. GH Construction became a wholly-owned subsidiary of Golden Heritage Homes, Inc. on January 1, 1996.

          (4) SCM, Inc. ("SCM") -- an Arizona corporation having been incorporated on May 14, 1991 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012, was organized to participate in real estate joint ventures and other real estate related activities. SCM is a wholly-owned subsidiary of SunCor.

          (5) Golf de Mexico, S.A. DE C.V. ("Golf de Mexico") -- a Mexican variable capital corporation having been incorporated on February 8, 1992 in Tijuana, Baja California, Mexico, and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012, was organized to operate and manage the Real del Mar Golf Course in Mexico. Golf de Mexico has been inactive since 1997.

          (6) SunCor Realty & Management Company ("SunCor Realty") -- (previously named Russell Ranch Development Company) an Arizona corporation having been incorporated on April 1, 1994 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012 was organized to participate in real estate management and other real estate related activities. SunCor Realty is a wholly-owned subsidiary of SunCor.

          (7) Palm Valley Golf Club, Inc. ("Palm Valley Golf") -- an Arizona corporation having been incorporated on January 23, 1996 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012, was organized to hold title to the Palm Valley Golf Course. Palm Valley Golf is a wholly-owned subsidiary of SunCor.

          (8) Rancho Viejo de Santa Fe, Inc. ("Rancho Viejo") -- a New Mexico corporation having been incorporated on March 18, 1996 and having its principal executive offices at 1590-B Pacheco Street, Santa Fe, New Mexico 87505, was organized to engage in real estate development in New Mexico. Rancho Viego is a wholly-owned subsidiary of SunCor.

          (9) Ranchland Utility Company ("Ranchland") -- a New Mexico corporation having been incorporated on September 5, 1997 and having its principal executive offices at 1590-B Pacheco Street, Santa Fe, New Mexico 87505 is a waste water utility. Ranchland is a wholly-owned subsidiary of Rancho Viejo.

     d. El Dorado Investment Company -- an Arizona corporation having been incorporated on July 27, 1983 and having its principal executive offices at 400 East Van Buren, Suite 800, Phoenix, Arizona 85004, is a wholly-owned subsidiary of Claimant engaged primarily in the acquisition and holding of stocks and securities of other companies for investment purposes.

     e. Pinnacle West Energy Corporation ("PWEC") - an Arizona corporation having been incorporated on September 27, 1999, and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, was organized primarily for the development, production and sale of wholesale energy. PWEC is a wholly-owned subsidiary of the Claimant.

2.   A  BRIEF  DESCRIPTION  OF  THE  PROPERTIES  OF  CLAIMANT  AND  EACH  OF ITS
     SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

     Neither the Claimant nor any of its subsidiaries own property used for the production, transmission and distribution of natural or manufactured gas. APS, a "public utility company" as that term is defined in the Public Utility Holding Company Act of 1935, is the only one of Claimant's subsidiaries that owns property used for the generation, transmission and distribution of electric energy for sale.

     Exhibit D attached hereto shows the location of APS' major generating plants (including those owned jointly with others), principal transmission lines (including those operated for others) and interconnections of transmission lines with out-of-state utilities at state lines. All of such facilities, except the Four Corners Generating Station ("Four Corners"), and all of APS' distribution facilities, are located within the State of Arizona. Four Corners is a mine-mouth power plant, located in the northwest corner of New Mexico, near the city of Farmington, approximately 40 miles east of the Arizona-New Mexico border.

     APS' present generating facilities have an accredited capacity aggregating 3,986,900 kilowatts, comprised as follows:

Coal:                                                             Capacity (kW)
                                                                   ----------
Units 1, 2 and 3 at Four Corners,
  aggregating.................................................        560,000
15% owned Units 4 and 5 at Four Corners,
  representing................................................        222,000
Units 1, 2, and 3 at the Cholla Plant,
  aggregating.................................................        615,000
14% owned Units 1, 2 and 3 at the Navajo
  Plant, representing.........................................        315,000
                                                                   ----------
                                                                    1,712,000
Gas or Oil:
Two steam units at Ocotillo and two steam
  units at Saguaro, aggregating...............................        435,000(1)
Eleven combustion turbine units,
  aggregating.................................................        493,000
Three combined cycle units,
  aggregating.................................................        255,000
                                                                   ----------
                                                                    1,183,000
Nuclear:
29.1 % owned or leased Units 1, 2 and 3
  at Palo Verde, representing                                       1,086,300
                                                                   ==========
Other                                                                   5,600
                                                                   ==========

----------
(1) West Phoenix steam units (108,300 kw) are currently mothballed.

     APS' transmission facilities consist of approximately 5,273 pole miles of overhead lines and approximately 23 miles of underground lines, all of which are located within the State of Arizona. APS' distribution facilities consist of approximately 11,541 pole miles of overhead lines and approximately 10,711 miles of underground lines, all of which are located within the State of Arizona.

3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

(DATA IS NOT MAINTAINED IN A FORMAT IDENTIFYING THE STATE IN WHICH THE SALES AND PURCHASES ARE MADE OR THE AMOUNT OF THEIR ASSOCIATED REVENUES OR EXPENSES.)

          a. NUMBER OF KWH OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

                    36,768,404,000 kwh of electric energy sold at wholesale or retail

                    0 Mcf. of natural or manufactured gas distributed at wholesale or retail

          b.  NUMBER  OF  KWH  OF  ELECTRIC   ENERGY  AND  MCF.  OF  NATURAL  OR
     MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

                    73,792,000 kwh of electric energy was distributed at retail outside Arizona

                    0 Mcf. of natural or manufactured gas distributed at retail outside Arizona

          c.  NUMBER  OF  KWH  OF  ELECTRIC   ENERGY  AND  MCF.  OF  NATURAL  OR
     MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

                    964,100 kwh of electric energy was sold at wholesale outside
                    Arizona  or  at  state  line   (excluding   power  marketing
                    activities).

                    0 Mcf. of natural or manufactured gas sold at wholesale outside Arizona or at state line (excluding power marketing activities).

          d.  NUMBER  OF  KWH  OF  ELECTRIC   ENERGY  AND  MCF.  OF  NATURAL  OR
     MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

                    1,337,740,000  kwh of electric energy was purchased  outside
                    Arizona  or  at  state  line   (excluding   power  marketing
                    activities).

                    23,829,168 Mcf. of natural or manufactured gas purchased outside Arizona or at state line (excluding power marketing activities).

4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

     The Claimant holds no interest, direct or indirect, in an EWG or a foreign utility company.

          a. NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

          Not applicable.

          b. NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

          Not applicable.

          c. TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE

     OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

          Not applicable.

          d. CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

          Not applicable.

          e. IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

          Not applicable.

                                    EXHIBIT A


     A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

     Exhibit  A  hereto   includes   consolidating   statements  of  income  and
consolidating balance sheets for the Claimant and the following of its subsidiaries: Arizona Public Service Company, SunCor Development Company, El Dorado Investment Company, and APS Energy Services Company, Inc. Subsidiaries have been consolidated for financial reporting purposes in accordance with Statement of Financial Accounting Standards No. 94, Consolidation of All Majority-Owned Subsidiaries. Also included are consolidating statements of income and consolidating balance sheets for SunCor Development Company and its subsidiaries.

                       EXHIBIT B FINANCIAL DATA STATEMENT

IF, AT THE TIME A REPORT ON THIS FORM IS FILED, THE REGISTRANT IS REQUIRED TO SUBMIT THIS REPORT AND ANY AMENDMENTS THERETO ELECTRONICALLY VIA EDGAR, THE REGISTRANT SHALL FURNISH A FINANCIAL DATA SCHEDULE. THE SCHEDULE SHALL SET FORTH THE FINANCIAL AND OTHER DATA SPECIFIED BELOW THAT ARE APPLICABLE TO THE REGISTRANT ON A CONSOLIDATED BASIS.

          1.   TOTAL ASSETS.

          2.   TOTAL OPERATING REVENUES.

          3.   NET INCOME.

See Exhibit B hereto.

                                    EXHIBIT C


     AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING-COMPANY SYSTEM.

     Not applicable.

                                    EXHIBIT D

     In accordance with Item 304 of Regulation S-T of the Securities Exchange Act of 1934, APS' Service Territory map contained as Exhibit D to this Form U-3A-2 is a map of the State of Arizona showing APS' service area, the location of its major power plants and principal transmission lines, and the location of transmission lines operated by APS for others. The major power plants shown on such map are the Navajo Generating Station located in Coconino County, Arizona; the Four Corners Power Plant located near Farmington, New Mexico; the Cholla Power Plant, located in Navajo County, Arizona; the Yucca Power Plant, located near Yuma, Arizona; and the Palo Verde Nuclear Generating Station, located about 55 miles west of Phoenix, Arizona (each of which plants is reflected on such map as being jointly owned with other utilities), as well as the Ocotillo Power Plant and West Phoenix Power Plant, each located near Phoenix, Arizona, and the Saguaro Power Plant, located near Tucson, Arizona. APS' major transmission lines shown on such map are reflected as running between the power plants named above and certain major cities in the State of Arizona. The transmission lines operated for others shown on such map are reflected as running from the Four Corners Plant through a portion of northern Arizona to the California border.

     The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 29th day of February, 2000.


                                        Pinnacle West Capital corporation
                                        ----------------------------------------
                                        (Name of Claimant)


                                        By Barbara M. Gomez
                                           -------------------------------------
                                           Barbara M. Gomez
                                           Treasurer

[CORPORATE SEAL]


Attest:


Suzanne Debes
---------------------------------------
Suzanne Debes
Associate Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:


Barbara M. Gomez           Treasurer
----------------           ---------
(Name)                     (Title)

400 North Fifth Street, Station 9996, Phoenix, Arizona 85004
------------------------------------------------------------
(Address)

PINNACLE WEST CAPITAL CORPORATION
EXHIBIT B
FINANCIAL DATA SCHEDULE
HOLDING COMPANY REPORT
12/31/99


The Claimant submits the following consolidated financial information:

    1     Total Assets:                       $6,608,506,000

    2     Total Operating Revenues:           $2,423,353,000

    3     Net Income:                          $ 167,887,000

PINNACLE WEST CAPITAL CORPORATION
CONSOLIDATING BALANCE SHEET (UNAUDITED)
DECEMBER 31, 1999
(THOUSANDS OF DOLLARS)

                                                          PWCC          APS        SUNCOR      ELDO
                                                       ----------------------------------------------
ASSETS

CURRENT ASSETS
   Cash and cash equivalents                           $    2,057   $    7,477   $   7,900   $  2,863
   Customer and other receivables - net                       496      235,851       7,277      2,746
   Accrued utility revenue                                              72,919
   Materials and supplies                                               69,977
   Fossil fuel                                                          21,869
   Deferred income taxes                                        0        8,163       8,000          0
   Other current assets                                       290       30,885      30,118          0
                                                       ----------------------------------------------
      Total current assets                                  2,843      447,141      53,295      5,609
                                                       ----------------------------------------------
INVESTMENTS AND OTHER ASSETS
   Real estate investments, net (cap interest) 1145.1                              343,747
   Other assets                                         2,349,257      208,457       9,020     31,006
                                                       ----------------------------------------------
      Total investments and other                       2,349,257      208,457     352,767     31,006
                                                       ----------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
   plant in service                                                  7,545,575
   Nuclear Fuel                                                         49,114
   Construction work in progress                           20,273      184,763
                                                       ----------------------------------------------
      Total                                                20,273    7,779,452
   Less accumulated depreciation and amortization                    3,026,041
                                                       ----------------------------------------------
      Net Property, Plant and Equipment                    20,273    4,753,411
                                                       ----------------------------------------------
DEFERRED DEBITS
   Deferred income taxes                                                            25,257
   Regulatory assets                                                   613,729
   Other deferred debits                                    1,009       94,886      10,826          0
                                                       ----------------------------------------------
      Total deferred debits                                 1,009      708,615      36,083          0
                                                       ----------------------------------------------
     TOTAL ASSETS                                      $2,373,382   $6,117,624   $ 442,145   $ 36,615
                                                       ==============================================

                                                                 *ELIMINATIONS AND ADJUSTING ENTRIES*
                                                        ENERGY    ----------------------------------
                                                       SERVICES    DEBIT         CREDIT                  TOTAL
                                                       ----------------------------------------------------------
ASSETS

CURRENT ASSETS
   Cash and cash equivalents                            $   408                                        $   20,705
   Customer and other receivables - net                     133        --(n)        1,904 (b,d,l,p,q)     244,599
   Accrued utility revenue                                                                                 72,919
   Materials and supplies                                                                                  69,977
   Fossil fuel                                                                                             21,869
   Deferred income taxes                                                            8,000 (o)               8,163
   Other current assets                                                               731 (c)              60,562
                                                       ----------------------------------------------------------
      Total current assets                                  541         0          10,635                 498,794
                                                       ----------------------------------------------------------
INVESTMENTS AND OTHER ASSETS
   Real estate investments, net (cap interest) 1145.1               5,450(f)        4,904 (e)             344,293
   Other assets                                                                 2,330,282 (a,f,h,m,n)     267,458
                                                       ----------------------------------------------------------
      Total investments and other                             0     5,450       2,335,186                 611,751
                                                       ----------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
   plant in service                                         739                                         7,546,314
   Nuclear Fuel                                                                                            49,114
   Construction work in progress                          4,245                                           209,281
                                                       ----------------------------------------------------------
      Total                                               4,984                                         7,804,709
   Less accumulated depreciation and amortization           153                                         3,026,194
                                                       ----------------------------------------------------------
      Net Property, Plant and Equipment                   4,831                                         4,778,515
                                                       ----------------------------------------------------------
DEFERRED DEBITS
   Deferred income taxes                                                           25,257 (o)                  --
   Regulatory assets                                                                                      613,729
   Other deferred debits                                                5(h)        1,009 (j)             105,717
                                                       ----------------------------------------------------------
      Total deferred debits                                   0         5          26,266                 719,446
                                                       ----------------------------------------------------------
     TOTAL ASSETS                                       $ 5,372   $ 5,455      $2,372,087              $6,608,506
                                                       ==========================================================

PINNACLE WEST CAPITAL CORPORATION
CONSOLIDATING BALANCE SHEET
December 31, 1999
(THOUSANDS OF DOLLARS)

                                                            PWCC         APS        SUNCOR       ELDO
                                                         ----------------------------------------------
LIABIITIES AND EQUITY

CURRENT LIABILITIES
   Accounts payable                                      $    2,409   $  170,663   $  11,200   $     88
   Accrued taxes                                                          62,858                      8
   Accrued interest                                             277       32,299         677
   Dividend payable                                              --           --
   Short-term borrowings                                         --           --
   Commerical paper, net                                         --       38,300
   Current maturities of long-term debt                                  114,711          87
   Deferred fuel
   Customer Deposits                                                      24,682       1,416
   Other current liabilities                                  3,839       26,248       1,292        361
                                                         ----------------------------------------------
     Total current liabilities                                6,525      469,761      14,672        457
                                                         ----------------------------------------------
NON-CURRENT LIABILITIES
   Long-term debt less current maturities                   106,000    1,997,400     102,652
                                                         ----------------------------------------------
     Total                                                  106,000    1,997,400     102,652         --
                                                         ----------------------------------------------
DEFERRED CREDITS AND OTHER
   Deferred income taxes                                     38,865    1,178,085                  7,774
   Deferred investment tax credit 2123.1                                   4,839
   Unamortized gain-sale of utility plant                                 73,212
   Other deferred credits                                    16,259      411,154       8,901
                                                         ----------------------------------------------
     Total deferred credits                                  55,124    1,667,290       8,901      7,774
                                                         ----------------------------------------------
COMMITMENTS AND CONTINGENCIES (NOTE)

MINORITY INTERESTS:
   Joint Ventures of SunCor                                                            4,904

COMMON STOCK EQUITY:
   Common stock                                           2,010,550    1,424,966     376,391     28,046
   Accumulated deficit                                      195,183      558,207     (65,375)       338
                                                         ----------------------------------------------
     Total                                                2,205,733    1,983,173     311,016     28,384
                                                         ----------------------------------------------
   TOTAL LIABILITIES AND EQUITY                          $2,373,382   $6,117,624   $ 442,145   $ 36,615
                                                         ==============================================

                                                            ENERGY              *ELIMINATIONS*
                                                           SERVICES      DEBIT                  CREDIT           TOTAL
                                                         ----------------------------------------------------------------
LIABIITIES AND EQUITY

CURRENT LIABILITIES
   Accounts payable                                         $ 3,118   $      954 (l,p)                         $  186,524
   Accrued taxes                                                          (7,612)(k)                 32(k,i)       70,510
   Accrued interest                                                                                                33,253
   Dividend payable                                                              (d)                                    0
   Short-term borrowings                                                         (m)                                    0
   Commerical paper, net                                                                                           38,300
   Current maturities of long-term debt                                                                           114,798
   Deferred fuel                                                                                                        0
   Customer Deposits                                                                                               26,098
   Other current liabilities                                               5,733 (b,c,g,l,q)                       26,007
                                                         ----------------------------------------------------------------
     Total current liabilities                                3,118         (925)                    32           495,490
                                                         ----------------------------------------------------------------
NON-CURRENT LIABILITIES
   Long-term debt less current maturities                                                                       2,206,052
                                                         ----------------------------------------------------------------
     Total                                                                    --                     --         2,206,052
                                                         ----------------------------------------------------------------
DEFERRED CREDITS AND OTHER
   Deferred income taxes                                                         (k)            (40,869)(k,o)   1,183,855
   Deferred investment tax credit 2123.1                                   1,009 (j)                                3,830
   Unamortized gain-sale of utility plant                                                                          73,212
   Other deferred credits                                                                         4,020 (g)       440,334
                                                         ----------------------------------------------------------------
     Total deferred credits                                                1,009                (36,849)        1,701,231
                                                         ----------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (NOTE)

MINORITY INTERESTS:
   Joint Ventures of SunCor                                                4,904 (e)                                    0

COMMON STOCK EQUITY:
   Common stock                                              11,444    2,313,948 (a)                            1,537,449
   Accumulated deficit                                       (9,190)                            (10,879)(a)       668,284
                                                         ----------------------------------------------------------------
     Total                                                    2,254    2,313,948                (10,879)        2,205,733
                                                         ----------------------------------------------------------------
   TOTAL LIABILITIES AND EQUITY                             $ 5,372   $2,318,936              $ (47,696)       $6,608,506
                                                         ================================================================

PINNACLE WEST CAPITAL CORPORATION
CONSOLIDATED BALANCE SHEET
ELIMINATING AND ADJUSTING ENTRIES

(a)  Common stock                                                   $2,313,948
          Accumulated deficit                                       $   10,879
          Other investments                                                       2,324,827

     To eliminate PNW investment in subsidiaries

                                                        Common      Earnings/
                                                         Stock      Dividends      Total
                                                       ----------   ----------   ----------
     APS                                               $1,898,067   $   85,106   $1,983,173
     Energy Services                                       11,444       (9,190)     $ 2,254
     SunCor                                               376,391      (65,375)     311,016
     El Dorado                                             28,046          338       28,384
                                                       ----------   ----------   ----------
          Total                                        $2,313,948   $   10,879   $2,324,827
                                                       ==========   ==========   ==========

(b)  Other current liabilities                                      $      496
          Customer and other receivables - net                                   $      496

     To eliminate intercompany receivables/payables

                                                          A/R          A/P
                                                          PNW       Subs Books
                                                       ----------   ----------
     APS                                               $      189   $      189
     Energy Services                                          212          212
     SunCor                                                    29           29
     El Dorado                                                 66           66
                                                       ----------   ----------
          Total                                        $      496   $      496
                                                       ==========   ==========

(c)  Other current liabilities                                      $      731
          Other current assets                                                   $      731

     To eliminate PNW payable to APS

(e)  Minority interest                                              $    4,904
          Real estate investments - net                                          $    4,904

     To eliminate minority interest of SunCor JV partners

(f)  Real estate investments - net                                  $    5,450
          Other - assets                                                         $    5,450

     To reclass PNW capitalized interest related to SunCor

(g)  Other current liabilities                                      $    4,020
          Other deferred credits                                                 $    4,020

     To reclass PNW deferred comp to long-term

(h)  Other deferred debits                                          $        5
          Other - assets                                                         $        5

     To relcass PNW unamortized debt to long-term

(i)  Accounts payable                                               $       32
          Accrued taxes                                                          $       32

     To relcass PNW property tax

(j)  Deferred investment tax credit                                 $    1,009
          Other deferred debits                                                  $    1,009

     To relcass PNW ITC from Deferred taxes to Deferred ITC

(k)       Accrued taxes                                             $  (11,825)
     Other deferred debits                                                       $  (11,825)

     To relcass PNW accrued taxes

(o)  Deferred income taxes-current portion                          $    8,000
     Deferred income taxes-noncurrent portion                           25,257
          Deferred income taxes                                                  $   33,257

(p)  Energy Services due to APS                                     $      922
          APS due from Energy Services                                           $      922

(q)  Other current liabilities                                      $      486
          Other receivables                                                      $      486

PINNACLE WEST CAPITAL CORPORATION
CONSOLIDATING INCOME STATEMENT (UNAUDITED)
FOR THE PERIOD ENDED DECEMBER 31, 1999
(THOUSANDS OF DOLLARS)



                                                     PWCC         APS        SUNCOR      ELDO
                                                   ---------   ----------   --------   -------
OPERATING REVENUES:
   Electric                                                    $2,292,798
   Real Estate                                                               130,169
                                                   -------------------------------------------
       Total                                              --    2,292,798    130,169        --
                                                   -------------------------------------------
FUEL EXPENSES:
   Fuel for electric generation                                   243,849
   Purchased power                                                551,645
                                                   -------------------------------------------
     Total                                                --      795,494         --        --
                                                   -------------------------------------------
OPERATING EXPENSES:
   Utility operations and maintenance                             437,729
   Real estate operations                                                    118,805
   Depreciation and amortization                         266      382,057      3,092        --
   Taxes other than income taxes                                   96,579
                                                   -------------------------------------------
       Total                                             266      916,365    121,897        --
                                                   -------------------------------------------
OPERATING INCOME                                        (266)     580,939      8,272        --
                                                   -------------------------------------------
OTHER INCOME (DEDUCTIONS):

   Interest on long-term debt                         (5,661)    (132,676)    (8,058)       --
   Other interest                                       (517)     (15,595)        --        --
   Capitalized interest                                  240        6,679      4,745
   Preferred stock dividend requirements                           (1,016)
   Other, net                                        132,814      (11,537)     5,185    19,257
                                                   -------------------------------------------
       Total                                         126,876     (154,145)     1,872    19,257
                                                   -------------------------------------------
Income from continuing operations b4 income taxes    126,610      426,794     10,144    19,257
Income Tax Expense (Benefit)                          (3,277)     159,488      4,080     7,774
                                                   -------------------------------------------
Income from continuing operations                    129,887      267,306      6,064    11,483
Extraordinary charge                                      --     (139,885)
discontinued operations                               38,000
                                                   -------------------------------------------
NET INCOME (L0SS)                                    167,887      127,421      6,064    11,483
                                                   ===========================================

                                                               ADJUSTMENTS & ELIMINATIONS
                                                       ENERGY    -----------------------
                                                      SERVICES     DEBIT         CREDIT          TOTAL
                                                      --------   --------       --------       ---------
OPERATING REVENUES:
   Electric                                               386    $     -- (f)                  2,293,184
   Real Estate                                                                                   130,169
                                                   ----------------------       --------       ---------
       Total                                              386          --             --       2,423,353
                                                   ----------------------       --------       ---------
FUEL EXPENSES:
   Fuel for electric generation                                                                  243,849
   Purchased power                                        615                         -- (f)     552,260
                                                   ----------------------       --------       ---------
     Total                                                615          --             --         796,109
                                                   ----------------------       --------       ---------
OPERATING EXPENSES:
   Utility operations and maintenance                   9,048                                    446,777
   Real estate operations                                             711 (b)         -- (d)     119,516
   Depreciation and amortization                          153                                    385,568
   Taxes other than income taxes                                       27 (c,d)                   96,606
                                                   ----------------------       --------       ---------
       Total                                            9,201         738             --       1,048,467
                                                   ----------------------       --------       ---------
OPERATING INCOME                                       (9,430)       (738)            --         578,777
                                                   ----------------------       --------       ---------
OTHER INCOME (DEDUCTIONS):

   Interest on long-term debt                                                                   (146,395)
   Other interest                                                                    126 (e)     (15,986)
   Capitalized interest                                                                           11,664
   Preferred stock dividend requirements                                                          (1,016)
   Other, net                                             239     135,903 (a,e)      738 (b,c)    10,793
                                                   ----------------------       --------       ---------
       Total                                              239     135,903            864        (140,940)
                                                   ----------------------       --------       ---------
Income from continuing operations b4 income taxes      (9,191)    136,641            864         437,837
Income Tax Expense (Benefit)                                                                     168,065
                                                   ----------------------       --------       ---------
Income from continuing operations                      (9,191)    136,641            864         269,772
Extraordinary charge                                                                            (139,885)
discontinued operations                                                                           38,000
                                                   ----------------------       --------       ---------
NET INCOME (L0SS)                                      (9,191)    136,641            864         167,887
                                                   ======================       ========       =========

PINNACLE WEST CAPITAL CORPORATION
CONSOLIDATING INCOME STATEMENT
ELIMINATING ENTRIES

(a)  Other - net (Subs income)                               $135,777
          Retained Earnings                                             $135,777

     To eliminate PWCC Equity in earnings from subsidiairies

                                                    PWCC
                                                  --------
          APS                                     $127,421
          APS Extraordinary Chg                          0
          Energy Services                           (9,191)
          SunCor                                     6,064
          El Dorado                                 11,483
                                                  --------
                  Total                           $135,777
                                                  ========

(b)  Real Estate Operations                                  $    711
          Interest Expense (PWCC)                                       $    711

     To reclass Capitalized Interest for SunCor Land Sales.

(c)  Taxes other than income taxes                           $     27
          Other - net                                                   $     27

     To reclass PNW property taxes

(e)  Other, net (El Dorado interest income)                  $    126
          Other interest                                                $    126

     To eliminate interest on ELD loan to PNW

                           SUNCOR DEVELOPMENT COMPANY
                     CONSOLIDATED BALANCE SHEET (UNAUDITED)
                      FOR THE MONTH ENDED DECEMBER 31, 1999



                                                 1000        SCOTT D.         ANDY D.      TERRY O.      3500      LINDA H.
  ACCOUNT DESCRIPTION                           SUNCOR        LPSCO          RANCHLAND       SASI        SMLP        PVGC
----------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
  CASH AND SHORT TERM INVESTMENTS              6,814,271     1,551,346         287,653      317,208    1,495,236     (16,650)
  ACCOUNTS RECEIVABLE                            409,109     1,591,526           2,922       94,972      303,750      38,691

  INTERCOMPANY ACCOUNTS:
    SASI
    LPSCO                                         36,630
    SMLP                                          20,006
    PVGC                                                                                                           3,566,740
    WWOS                                        (147,949)
    GOLDEN HERITAGE - GENERAL 129              1,164,402
    SCM-GENERAL 129                            5,386,541
    HOMEBUILDING I/C INTEREST 12904            4,259,103
    HOMEBUILDING CASH ADVANCES                13,617,899
    COMMERCIAL - GENERAL
    SUNRIDGE - DEVELOPMENT                        10,985
    SUNRIDGE - GOLF                              183,387
    SEDONA - DEVELOPMENT                         123,201
    SEDONA - GOLF                                131,247
    WIGWAM RESORT                                304,244
    HFS FINANCIAL SERVICES                         4,712
    SANCTUARY GOLF                               116,967
INTEREST RECEIVABLE                              358,026
NOTES RECEIVABLE                               3,242,262
INVENTORIES                                                                                                           77,335
PREPAID EXPENSES                                  16,718                                                              86,017
HOME INVENTORY                                     6,888
DEFERRED INCOME TAXES                          8,000,000
                                            --------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                          44,058,649     3,142,872         290,575      412,180    1,798,986   3,752,133

LONG-TERM ASSETS
  DEVELOPMENT PROJECTS
    CORAL CANYON
    HIDDEN HILLS
    RANCHO VIEJO
    PALM VALLEY
    LITCHFIELD GREENS
    VILLAGE OF LITCHFIELD GREENS
    SCOTTSDALE MOUNTAIN                                                                                2,990,878
    MARKETPLACE - AUTOPLEX
    TATUM RANCH                                2,296,981
    TALAVI
    WIGWAM OUTLET STORES
    GOLDEN HERITAGE LAND
    BILTMORE ESTATES
    BLACK CANYON COMMERCE PARK
    OTHER COMMERCIAL LAND
EQUITY INVESTMENTS:
    EQUITY IN CTRPT ASSOC-LLP
    INVEST IN KYRENE ASSOCIATES LLC
    INVEST IN PV APARTMENTS (I & II)
    INVESTMENT IN SUNRIDGE CANYON LLC          4,733,057
    INVESTMENT IN SEDONA GOLF LC               4,532,343
    INVESTMENT IN PLUMCOR REALTY LLC
    INVEST IN TALAVI  ASSOCIATES LLC
    INVESTMENT IN WESTWORLD GOLF               2,462,925
    INVESTMENT IN HFS MORTGAGE
CONSOLIDATED ELIMINATING ENTITIES:
    INVEST IN KABUTO/SUNCOR JV                 5,989,478
    INVESTMENT IN WIGWAM OUTLET LLC
    INVEST IN SCOTTS MTN LTD PART              3,661,279
    INVEST IN GOLDEN HERITAGE                  2,360,474
    GOLDEN HERITAGE DUE DILIGENCE
    INVESTMENT IN SCM                            517,850
    INVESTMENT IN LPSCO                       12,370,410
    INVESTMENT IN SASI
    INVESTMENT IN PALM VALLEY                167,320,786
    INVESTMENT IN PALM VALLEY GOLF             5,696,556
    PALM VALLEY GOLF CONTRIB.  CAP            (3,566,740)
    INVESTMENT IN RANCHO VIEJO                14,150,291
    INVESTMENT IN RANCHLAND UTILITY              (92,139)
    INVESTMENT IN HIDDEN HILLS                 8,831,359
    INVESTMENT IN CORAL CANYON                 9,935,792


                                              LARRY W.           5500                        5501                        3300
  ACCOUNT DESCRIPTION                          HOMES              PV           WWOS        KABUTO JV       COMM.        H HILLS
-------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
  CASH AND SHORT TERM INVESTMENTS               318,818        (528,388)       89,489       (26,250)     (537,677)     (504,712)
  ACCOUNTS RECEIVABLE                           173,037                       109,951                     253,504

  INTERCOMPANY ACCOUNTS:
    SASI
    LPSCO
    SMLP
    PVGC
    WWOS                                                                                                  372,210
    GOLDEN HERITAGE - GENERAL 129               270,788
    SCM-GENERAL 129                          (5,386,541)
    HOMEBUILDING I/C INTEREST 12904          (4,259,103)
    HOMEBUILDING CASH ADVANCES
    COMMERCIAL - GENERAL
    SUNRIDGE - DEVELOPMENT
    SUNRIDGE - GOLF
    SEDONA - DEVELOPMENT
    SEDONA - GOLF
    WIGWAM RESORT
    HFS FINANCIAL SERVICES
    SANCTUARY GOLF
INTEREST RECEIVABLE
NOTES RECEIVABLE                                                                                          141,519
INVENTORIES                                                                                                53,128
PREPAID EXPENSES                                 31,826              85
HOME INVENTORY                               28,380,385
DEFERRED INCOME TAXES
                                            -----------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                         19,529,209        (528,304)      199,441       (26,250)      282,684      (504,712)

LONG-TERM ASSETS
  DEVELOPMENT PROJECTS
    CORAL CANYON
    HIDDEN HILLS                                                                                                     10,617,585
    RANCHO VIEJO
    PALM VALLEY                                             168,160,448                                15,488,115
    LITCHFIELD GREENS                                           216,402
    VILLAGE OF LITCHFIELD GREENS                                                         12,865,293
    SCOTTSDALE MOUNTAIN
    MARKETPLACE - AUTOPLEX                                                                              7,056,083
    TATUM RANCH
    TALAVI                                                                                              2,317,465
    WIGWAM OUTLET STORES                                                   15,215,844
    GOLDEN HERITAGE LAND                      1,417,382
    BILTMORE ESTATES
    BLACK CANYON COMMERCE PARK                                                                          2,370,320
    OTHER COMMERCIAL LAND                                                                               2,851,358
EQUITY INVESTMENTS:
    EQUITY IN CTRPT ASSOC-LLP                                                                          22,699,776
    INVEST IN KYRENE ASSOCIATES LLC                                                                       (89,199)
    INVEST IN PV APARTMENTS (I & II)                            623,373
    INVESTMENT IN SUNRIDGE CANYON LLC
    INVESTMENT IN SEDONA GOLF LC
    INVESTMENT IN PLUMCOR REALTY LLC
    INVEST IN TALAVI  ASSOCIATES LLC                                                                    2,428,130
    INVESTMENT IN WESTWORLD GOLF
    INVESTMENT IN HFS MORTGAGE
CONSOLIDATED ELIMINATING ENTITIES:
    INVEST IN KABUTO/SUNCOR JV
    INVESTMENT IN WIGWAM OUTLET LLC                                                                     3,127,396
    INVEST IN SCOTTS MTN LTD PART
    INVEST IN GOLDEN HERITAGE
    GOLDEN HERITAGE DUE DILIGENCE
    INVESTMENT IN SCM
    INVESTMENT IN LPSCO
    INVESTMENT IN SASI                                          311,290
    INVESTMENT IN PALM VALLEY
    INVESTMENT IN PALM VALLEY GOLF
    PALM VALLEY GOLF CONTRIB.  CAP
    INVESTMENT IN RANCHO VIEJO
    INVESTMENT IN RANCHLAND UTILITY
    INVESTMENT IN HIDDEN HILLS
    INVESTMENT IN CORAL CANYON

                                                                                       CONSOLIDATING & ELIMINATING ENTRIES
                                                                               ---------------------------------------------------
                                               ANDY D.         3900
  ACCOUNT DESCRIPTION                         R. VIEJO      C. CANYON           REF              DEBIT         REF        CREDIT
----------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
  CASH AND SHORT TERM INVESTMENTS              (73,037)    (1,287,140)
  ACCOUNTS RECEIVABLE                          258,811                                                        J,Q,X        484,456

  INTERCOMPANY ACCOUNTS:
    SASI
    LPSCO                                                                                                         H         36,630
    SMLP                                                                                                          J         20,006
    PVGC                                                                                                          N      3,566,740
    WWOS                                                                               Q,O        147,949       Q,O        372,210
    GOLDEN HERITAGE - GENERAL 129                                                                                 A      1,435,189
    SCM-GENERAL 129                                                                      A      5,386,541         A      5,386,541
    HOMEBUILDING I/C INTEREST 12904                                                      C      4,259,103         C      4,259,103
    HOMEBUILDING CASH ADVANCES                                                                                    B     13,617,899
    COMMERCIAL - GENERAL
    SUNRIDGE - DEVELOPMENT
    SUNRIDGE - GOLF
    SEDONA - DEVELOPMENT
    SEDONA - GOLF
    WIGWAM RESORT
    HFS FINANCIAL SERVICES
    SANCTUARY GOLF
INTEREST RECEIVABLE                                                                                               P         91,841
NOTES RECEIVABLE
INVENTORIES
PREPAID EXPENSES                                               47,961
HOME INVENTORY                               2,825,908        339,614                                             E      1,750,166
DEFERRED INCOME TAXES
                                            -------------------------                        ------------             ------------
TOTAL CURRENT ASSETS                         3,011,682       (899,565)                          9,793,593               31,020,780

LONG-TERM ASSETS
  DEVELOPMENT PROJECTS
    CORAL CANYON                                           11,316,475
    HIDDEN HILLS                                                                                                  T      6,687,713
    RANCHO VIEJO                            10,626,364
    PALM VALLEY
    LITCHFIELD GREENS
    VILLAGE OF LITCHFIELD GREENS
    SCOTTSDALE MOUNTAIN
    MARKETPLACE - AUTOPLEX
    TATUM RANCH
    TALAVI
    WIGWAM OUTLET STORES
    GOLDEN HERITAGE LAND
    BILTMORE ESTATES
    BLACK CANYON COMMERCE PARK
    OTHER COMMERCIAL LAND
EQUITY INVESTMENTS:
    EQUITY IN CTRPT ASSOC-LLP
    INVEST IN KYRENE ASSOCIATES LLC
    INVEST IN PV APARTMENTS (I & II)
    INVESTMENT IN SUNRIDGE CANYON LLC
    INVESTMENT IN SEDONA GOLF LC
    INVESTMENT IN PLUMCOR REALTY LLC
    INVEST IN TALAVI  ASSOCIATES LLC
    INVESTMENT IN WESTWORLD GOLF
    INVESTMENT IN HFS MORTGAGE
CONSOLIDATED ELIMINATING ENTITIES:
    INVEST IN KABUTO/SUNCOR JV                                                                                    R      8,987,210
    INVESTMENT IN WIGWAM OUTLET LLC                                                      O     20,243,786         O     24,295,125
    INVEST IN SCOTTS MTN LTD PART                                                        I     19,595,019         I     23,271,427
    INVEST IN GOLDEN HERITAGE                                                                           -         D      2,360,474
    GOLDEN HERITAGE DUE DILIGENCE
    INVESTMENT IN SCM                                                                                             D        517,850
    INVESTMENT IN LPSCO                                                                                           F     12,233,823
    INVESTMENT IN SASI                                                                   L        650,000         L        961,290
    INVESTMENT IN PALM VALLEY                                                                           -         V    167,320,786
    INVESTMENT IN PALM VALLEY GOLF                                                       M        461,618         M      6,158,173
    PALM VALLEY GOLF CONTRIB.  CAP                                                       N      3,566,740
    INVESTMENT IN RANCHO VIEJO                                                           U              0         U     14,150,291
    INVESTMENT IN RANCHLAND UTILITY          1,063,044                                   X         92,236         X      1,062,944
    INVESTMENT IN HIDDEN HILLS                                                           T              0         T      8,831,359
    INVESTMENT IN CORAL CANYON                                                           W         42,620         W      9,978,412


  ACCOUNT DESCRIPTION                            CONSOLIDATED
--------------------------------------------------------------
CURRENT ASSETS
  CASH AND SHORT TERM INVESTMENTS                 7,900,166.81
  ACCOUNTS RECEIVABLE                             2,751,817.08

  INTERCOMPANY ACCOUNTS:
    SASI                                                  0.00
    LPSCO                                                 0.00
    SMLP                                                  0.00
    PVGC                                                  0.00
    WWOS                                                  0.00
    GOLDEN HERITAGE - GENERAL 129                         0.00
    SCM-GENERAL 129                                       0.00
    HOMEBUILDING I/C INTEREST 12904                       0.00
    HOMEBUILDING CASH ADVANCES                            0.00
    COMMERCIAL - GENERAL                                  0.00
    SUNRIDGE - DEVELOPMENT                           10,985.35
    SUNRIDGE - GOLF                                 183,387.29
    SEDONA - DEVELOPMENT                            123,200.67
    SEDONA - GOLF                                   131,247.08
    WIGWAM RESORT                                   304,243.52
    HFS FINANCIAL SERVICES                            4,712.37
    SANCTUARY GOLF                                  116,966.90
INTEREST RECEIVABLE                                 266,185.50
NOTES RECEIVABLE                                  3,383,781.12
INVENTORIES                                         130,463.35
PREPAID EXPENSES                                    182,606.47
HOME INVENTORY                                   29,802,628.36
DEFERRED INCOME TAXES                             8,000,000.00
                                            ------------------
TOTAL CURRENT ASSETS                             53,292,391.87

LONG-TERM ASSETS
  DEVELOPMENT PROJECTS
    CORAL CANYON                                 11,316,475.00
    HIDDEN HILLS                                  3,929,872.00
    RANCHO VIEJO                                 10,626,364.30
    PALM VALLEY                                 183,648,562.82
    LITCHFIELD GREENS                               216,401.50
    VILLAGE OF LITCHFIELD GREENS                 12,865,293.32
    SCOTTSDALE MOUNTAIN                           2,990,878.00
    MARKETPLACE - AUTOPLEX                        7,056,082.50
    TATUM RANCH                                   2,296,981.30
    TALAVI                                        2,317,464.93
    WIGWAM OUTLET STORES                         15,215,844.02
    GOLDEN HERITAGE LAND                          1,417,382.32
    BILTMORE ESTATES                                      0.00
    BLACK CANYON COMMERCE PARK                    2,370,319.68
    OTHER COMMERCIAL LAND                         2,851,358.19
EQUITY INVESTMENTS:
    EQUITY IN CTRPT ASSOC-LLP                    22,699,776.23
    INVEST IN KYRENE ASSOCIATES LLC                 (89,199.41)
    INVEST IN PV APARTMENTS (I & II)                623,372.96
    INVESTMENT IN SUNRIDGE CANYON LLC             4,733,057.28
    INVESTMENT IN SEDONA GOLF LC                  4,532,343.08
    INVESTMENT IN PLUMCOR REALTY LLC                      0.00
    INVEST IN TALAVI  ASSOCIATES LLC              2,428,130.22
    INVESTMENT IN WESTWORLD GOLF                  2,462,925.00
    INVESTMENT IN HFS MORTGAGE                            0.00
CONSOLIDATED ELIMINATING ENTITIES:                        0.00
    INVEST IN KABUTO/SUNCOR JV                   (2,997,731.29)
    INVESTMENT IN WIGWAM OUTLET LLC                (923,943.20)
    INVEST IN SCOTTS MTN LTD PART                   (15,128.48)
    INVEST IN GOLDEN HERITAGE                             0.00
    GOLDEN HERITAGE DUE DILIGENCE                         0.00
    INVESTMENT IN SCM                                     0.00
    INVESTMENT IN LPSCO                             136,586.22
    INVESTMENT IN SASI                                    0.00
    INVESTMENT IN PALM VALLEY                             0.00
    INVESTMENT IN PALM VALLEY GOLF                        0.00
    PALM VALLEY GOLF CONTRIB.  CAP                        0.00
    INVESTMENT IN RANCHO VIEJO                            0.00
    INVESTMENT IN RANCHLAND UTILITY                     196.46
    INVESTMENT IN HIDDEN HILLS                            0.00
    INVESTMENT IN CORAL CANYON                            0.00

                                                             SCOTT D.         ANDY D.      TERRY O.                LINDA H.
  ACCOUNT DESCRIPTION                           SUNCOR        LPSCO          RANCHLAND       SASI         SMLP       PVGC
----------------------------------------------------------------------------------------------------------------------------
                                            PROJECT 2000:
    INVESTMENT IN FIDDLESTICKS-SCOTTS         (1,557,881)
    INVESTMENT IN FIDDLESTICKS-TEMPE             596,193
    INVESTMENT IN FUNTASTICKS                  1,213,707
    INVESTMENT IN GENERAL COMM OPS            78,582,545
    INVESTMENT IN PV MARKETPLACE               2,307,137
    INVESTMENT IN DYSART/MCDOWELL                872,316
    INVESTMENT IN PV PAVILIONS                 2,694,953
    INVESTMENT IN PV CROSSING                    150,310
    INVESTMENT IN PALM VALLEY OFFICE PARK         (8,156)
    INVESTMENT IN AUTOPLEX                      (203,224)
    INVESTMENT IN TALAVI                        (182,886)
    INVESTMENT IN METROCENTER                    281,411
    INVESTMENT IN RESTORATION PLACE              (82,105)
    INVESTMENT IN LITCHFIELD PARK OP             121,246
    INVESTMENT IN LP PROF. PLAZA                    (643)
    INVESTMENT IN WWOS LLC                      (397,454)
    INVESTMENT IN APS PROPERTIES                 113,667
    INVESTMENT IN BLACK CANYON CP                 (8,126)
COMMERCIAL PROPERTIES                                                                                              5,163,154
LONG-TERM NOTES RECEIVABLE                     5,687,701
    SDC PHASE I LAND NOTE TO WWOS              1,059,207
    SDC PAYOFF OF WWOS RLC                    10,000,000
    SDC LOAN TO LPSCO                            300,000
PROPERTY & EQUIPMENT, NET                        773,367                                     36,696                  143,980
DEFERRED ASSETS                                3,329,080       366,079          44,008                    93,923     175,051
DEFERRED INCOME TAXES                         25,120,119
WATER & SEWER UTILITY PROP, NET                             13,921,090       1,134,035
LPSCO RESTRICTED CASH FUNDS                                  3,800,491
DEPOSITS
                                            --------------------------------------------------------------------------------
TOTAL LONG-TERM ASSETS                       371,963,183    18,087,660       1,178,043       36,696    3,084,801   5,482,185
                                            --------------------------------------------------------------------------------
TOTAL ASSETS                                 416,021,832    21,230,532       1,468,618      448,876    4,883,787   9,234,318
                                            ================================================================================
LIABILITIES:

CURRENT LIABILITIES
A/P & RETENTION                                  119,490       237,174               0       29,787       68,109      56,165
ACCRUED LIABILITIES                            2,561,017       400,672             101          147       49,404      77,263

INTERCOMPANY ACCOUNTS:
    LPSCO - SDC                                                 36,630
    SMLP - SDC                                                                                            20,006
    SCM-SDC  CASH ADVANCES 267
    GH-SDC INTERCO CAPITAL 265
    WWOS-COM
    WWOS-SDC
    RANCHLAND-RANCHO VIEJO                                                     176,174
INTEREST PAYABLE                                 676,610
S/T NOTES PAYABLE
    $45 MILLION TERM LOAN                      3,208,144
    $55 MILLION RLC
    GOLDEN HERITAGE  (PEW)
    TEXTRON LOAN - PVGC
DEF PROFIT & UNEARNED REVENUE                  2,318,943                                     37,193            0
PWCC INTERCO PAYABLE                             635,090
APS LAND  INTERCO PAYABLE
CUSTOMER DEPOSITS
                                            --------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                      9,519,295       674,476         176,275       67,127      137,519     133,428

LONG-TERM LIABILITIES
LONG-TERM NOTES PAYABLE
    WWOS OWES SDC PH I LAND NOTE
    WWOS RLC PAYOFF BY SDC
    CORPORATE TERM NOTE                       38,791,856
    CORPORATE RLC                             52,000,000
    LPSCO BONDS                                              5,335,000
    TEXTRON LOAN - PVGC                                                                                            3,404,335
OTHER ACCRUED LIABILITIES                      4,694,788     1,177,095               0       70,459
DEFERRED TAXES                                                  17,613         113,584
LONG-TERM CUSTOMER DEPOSITS                                  1,492,524         208,050
CONTRIB PROPERTY AIA
                                            --------------------------------------------------------------------------------
TOTAL L/T LIABILITIES                         95,486,644     8,022,232         321,634       70,459            0   3,404,335
                                            --------------------------------------------------------------------------------
TOTAL LIABILITIES                            105,005,939     8,696,708         497,909      137,586      137,519   3,537,763


                                              LARRY W.
  ACCOUNT DESCRIPTION                          HOMES              PV           WWOS        KABUTO JV       COMM.        H HILLS
-------------------------------------------------------------------------------------------------------------------------------
    INVESTMENT IN FIDDLESTICKS-SCOTTS
    INVESTMENT IN FIDDLESTICKS-TEMPE
    INVESTMENT IN FUNTASTICKS
    INVESTMENT IN GENERAL COMM OPS
    INVESTMENT IN PV MARKETPLACE
    INVESTMENT IN DYSART/MCDOWELL
    INVESTMENT IN PV PAVILIONS
    INVESTMENT IN PV CROSSING
    INVESTMENT IN PALM VALLEY OFFICE PARK
    INVESTMENT IN AUTOPLEX
    INVESTMENT IN TALAVI
    INVESTMENT IN METROCENTER
    INVESTMENT IN RESTORATION PLACE
    INVESTMENT IN LITCHFIELD PARK OP
    INVESTMENT IN LP PROF. PLAZA
    INVESTMENT IN WWOS LLC
    INVESTMENT IN APS PROPERTIES
    INVESTMENT IN BLACK CANYON CP
COMMERCIAL PROPERTIES                                                                                  27,158,053
LONG-TERM NOTES RECEIVABLE                                      498,808
    SDC PHASE I LAND NOTE TO WWOS
    SDC PAYOFF OF WWOS RLC
    SDC LOAN TO LPSCO
PROPERTY & EQUIPMENT, NET                     1,206,867         164,299        77,893
DEFERRED ASSETS                                                 162,500        75,852                     850,452     5,603,404
DEFERRED INCOME TAXES
WATER & SEWER UTILITY PROP, NET
LPSCO RESTRICTED CASH FUNDS
DEPOSITS                                        123,830
                                            -----------------------------------------------------------------------------------
TOTAL LONG-TERM ASSETS                        2,748,079     170,137,119    15,369,589    12,865,293    86,257,949    16,220,989
                                            -----------------------------------------------------------------------------------
TOTAL ASSETS                                 22,277,288     169,608,815    15,569,029    12,839,044    86,540,632    15,716,277
                                            ===================================================================================
LIABILITIES:

CURRENT LIABILITIES
A/P & RETENTION                               2,660,070       1,047,497       568,172                     516,891       117,872
ACCRUED LIABILITIES                             272,800         172,490                      17,299     1,001,464        79,333

INTERCOMPANY ACCOUNTS:
    LPSCO - SDC
    SMLP - SDC
    SCM-SDC  CASH ADVANCES 267               13,617,456
    GH-SDC INTERCO CAPITAL 265                1,432,265
    WWOS-COM                                                                  372,210
    WWOS-SDC                                                                 (147,949)
    RANCHLAND-RANCHO VIEJO
INTEREST PAYABLE                                                               91,841
S/T NOTES PAYABLE
    $45 MILLION TERM LOAN
    $55 MILLION RLC
    GOLDEN HERITAGE  (PEW)
    TEXTRON LOAN - PVGC
DEF PROFIT & UNEARNED REVENUE                                    50,000
PWCC INTERCO PAYABLE
APS LAND  INTERCO PAYABLE
CUSTOMER DEPOSITS                             1,416,373
                                            -----------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                    19,398,964       1,269,987       884,273        17,299     1,518,354       197,205

LONG-TERM LIABILITIES
LONG-TERM NOTES PAYABLE
    WWOS OWES SDC PH I LAND NOTE                                            1,059,207
    WWOS RLC PAYOFF BY SDC                                                 10,000,000
    CORPORATE TERM NOTE
    CORPORATE RLC
    LPSCO BONDS
    TEXTRON LOAN - PVGC
OTHER ACCRUED LIABILITIES                                     1,018,042        29,833                      78,792
DEFERRED TAXES
LONG-TERM CUSTOMER DEPOSITS
CONTRIB PROPERTY AIA
                                            -----------------------------------------------------------------------------------
TOTAL L/T LIABILITIES                                 0       1,018,042    11,089,039             0        78,792             0
                                            -----------------------------------------------------------------------------------
TOTAL LIABILITIES                            19,398,964       2,288,029    11,973,313        17,299     1,597,147       197,205


                                               ANDY D.
  ACCOUNT DESCRIPTION                         R. VIEJO      C. CANYON           REF              DEBIT         REF        CREDIT
----------------------------------------------------------------------------------------------------------------------------------
    INVESTMENT IN FIDDLESTICKS-SCOTTS                                                    S      3,380,396         S      1,822,515
    INVESTMENT IN FIDDLESTICKS-TEMPE                                                     S        316,640         S        912,833
    INVESTMENT IN FUNTASTICKS                                                                                     S      1,213,707
    INVESTMENT IN GENERAL COMM OPS                                                                      0         S     78,582,545
    INVESTMENT IN PV MARKETPLACE                                                                                  S      2,307,137
    INVESTMENT IN DYSART/MCDOWELL                                                                                 S        872,316
    INVESTMENT IN PV PAVILIONS                                                                                    S      2,694,953
    INVESTMENT IN PV CROSSING                                                                           0         S        150,310
    INVESTMENT IN PALM VALLEY OFFICE PARK                                                S          8,156
    INVESTMENT IN AUTOPLEX                                                               S        203,224
    INVESTMENT IN TALAVI                                                                 S        182,886
    INVESTMENT IN METROCENTER                                                                                     S        281,411
    INVESTMENT IN RESTORATION PLACE                                                      S         82,105
    INVESTMENT IN LITCHFIELD PARK OP                                                                              S        121,246
    INVESTMENT IN LP PROF. PLAZA                                                         S            643                        0
    INVESTMENT IN WWOS LLC                                                               S        397,454                        0
    INVESTMENT IN APS PROPERTIES                                                                        0         S        113,667
    INVESTMENT IN BLACK CANYON CP                                                        S          8,126                        0
COMMERCIAL PROPERTIES
LONG-TERM NOTES RECEIVABLE
    SDC PHASE I LAND NOTE TO WWOS                                                                                 P      1,059,207
    SDC PAYOFF OF WWOS RLC                                                                                        P     10,000,000
    SDC LOAN TO LPSCO                                                                                             G        300,000
PROPERTY & EQUIPMENT, NET                      387,982         41,756
DEFERRED ASSETS
DEFERRED INCOME TAXES
WATER & SEWER UTILITY PROP, NET
LPSCO RESTRICTED CASH FUNDS
DEPOSITS                                                        1,989
                                            -------------------------                        ------------             ------------
TOTAL LONG-TERM ASSETS                      12,077,391     11,360,220                          49,231,649              387,248,724
                                            -------------------------                        ------------             ------------
TOTAL ASSETS                                15,089,073     10,460,655                          59,025,242              418,269,504
                                            =========================                        ============             ============
LIABILITIES:

CURRENT LIABILITIES
A/P & RETENTION                                189,928        496,863                J,K,Q        312,809
ACCRUED LIABILITIES                            744,870         28,000

INTERCOMPANY ACCOUNTS:
    LPSCO - SDC                                                                          H         36,630
    SMLP - SDC                                                                           J         20,006
    SCM-SDC  CASH ADVANCES 267                                                           B     13,617,456
    GH-SDC INTERCO CAPITAL 265                                                           A      1,432,265
    WWOS-COM                                                                             O        372,210
    WWOS-SDC                                                                             Q              0         Q        147,949
    RANCHLAND-RANCHO VIEJO                                                               X        176,174                        0
INTEREST PAYABLE                                                                         P         91,841
S/T NOTES PAYABLE
    $45 MILLION TERM LOAN
    $55 MILLION RLC
    GOLDEN HERITAGE  (PEW)
    TEXTRON LOAN - PVGC                                                                                           *         59,956
DEF PROFIT & UNEARNED REVENUE                                                            E      1,750,166
PWCC INTERCO PAYABLE
APS LAND  INTERCO PAYABLE
CUSTOMER DEPOSITS
                                            -------------------------                        ------------             ------------
TOTAL CURRENT LIABILITIES                      934,798        524,863                    0     17,809,557         0        207,905

LONG-TERM LIABILITIES
LONG-TERM NOTES PAYABLE
    WWOS OWES SDC PH I LAND NOTE                                                         P      1,059,207
    WWOS RLC PAYOFF BY SDC                                                               P     10,000,000
    CORPORATE TERM NOTE
    CORPORATE RLC
    LPSCO BONDS
    TEXTRON LOAN - PVGC                                                                  *         59,956
OTHER ACCRUED LIABILITIES
DEFERRED TAXES
LONG-TERM CUSTOMER DEPOSITS
CONTRIB PROPERTY AIA
                                            -------------------------                        ------------             ------------
TOTAL L/T LIABILITIES                                0              0                          11,119,163                        0
                                            -------------------------                        ------------             ------------
TOTAL LIABILITIES                              934,798        524,863                          28,928,720                  207,905


  ACCOUNT DESCRIPTION                            CONSOLIDATED
--------------------------------------------------------------
    INVESTMENT IN FIDDLESTICKS-SCOTTS                     0.00
    INVESTMENT IN FIDDLESTICKS-TEMPE                      0.00
    INVESTMENT IN FUNTASTICKS                             0.00
    INVESTMENT IN GENERAL COMM OPS                        0.00
    INVESTMENT IN PV MARKETPLACE                          0.00
    INVESTMENT IN DYSART/MCDOWELL                         0.00
    INVESTMENT IN PV PAVILIONS                            0.00
    INVESTMENT IN PV CROSSING                             0.00
    INVESTMENT IN PALM VALLEY OFFICE PARK                 0.00
    INVESTMENT IN AUTOPLEX                                0.00
    INVESTMENT IN TALAVI                                  0.00
    INVESTMENT IN METROCENTER                             0.00
    INVESTMENT IN RESTORATION PLACE                       0.00
    INVESTMENT IN LITCHFIELD PARK OP                      0.00
    INVESTMENT IN LP PROF. PLAZA                          0.00
    INVESTMENT IN WWOS LLC                                0.00
    INVESTMENT IN APS PROPERTIES                          0.00
    INVESTMENT IN BLACK CANYON CP                         0.00
COMMERCIAL PROPERTIES                            32,321,206.48
LONG-TERM NOTES RECEIVABLE                        6,186,508.60
    SDC PHASE I LAND NOTE TO WWOS                         0.00
    SDC PAYOFF OF WWOS RLC                                0.00
    SDC LOAN TO LPSCO                                     0.00
PROPERTY & EQUIPMENT, NET                         2,832,839.84
DEFERRED ASSETS                                  10,700,349.77
DEFERRED INCOME TAXES                            25,120,118.87
WATER & SEWER UTILITY PROP, NET                  15,055,125.04
LPSCO RESTRICTED CASH FUNDS                       3,800,490.75
DEPOSITS                                            125,819.26
                                            ------------------
TOTAL LONG-TERM ASSETS                          388,852,123.56
                                            ------------------
TOTAL ASSETS                                    442,144,515.43
                                            ==================
LIABILITIES:

CURRENT LIABILITIES
A/P & RETENTION                                   5,795,209.16
ACCRUED LIABILITIES                               5,404,859.61

INTERCOMPANY ACCOUNTS:                                    0.00
    LPSCO - SDC                                           0.00
    SMLP - SDC                                            0.00
    SCM-SDC  CASH ADVANCES 267                            0.00
    GH-SDC INTERCO CAPITAL 265                           (0.00)
    WWOS-COM                                              0.00
    WWOS-SDC                                              0.00
    RANCHLAND-RANCHO VIEJO                                0.00
INTEREST PAYABLE                                    676,610.21
S/T NOTES PAYABLE
    $45 MILLION TERM LOAN                         3,208,144.14
    $55 MILLION RLC                                       0.00
    GOLDEN HERITAGE  (PEW)                                0.00
    TEXTRON LOAN - PVGC                              59,955.93
DEF PROFIT & UNEARNED REVENUE                       655,970.05
PWCC INTERCO PAYABLE                                635,090.27
APS LAND  INTERCO PAYABLE                                 0.00
CUSTOMER DEPOSITS                                 1,416,372.50
                                            ------------------
TOTAL CURRENT LIABILITIES                        17,852,211.87

LONG-TERM LIABILITIES
LONG-TERM NOTES PAYABLE
    WWOS OWES SDC PH I LAND NOTE                          0.00
    WWOS RLC PAYOFF BY SDC                                0.00
    CORPORATE TERM NOTE                          38,791,855.86
    CORPORATE RLC                                52,000,000.00
    LPSCO BONDS                                   5,335,000.00
    TEXTRON LOAN - PVGC                           3,344,379.10
OTHER ACCRUED LIABILITIES                         7,069,009.45
DEFERRED TAXES                                      131,196.96
LONG-TERM CUSTOMER DEPOSITS                       1,700,574.20
CONTRIB PROPERTY AIA                                      0.00
                                            ------------------
TOTAL L/T LIABILITIES                           108,372,015.57
                                            ------------------
TOTAL LIABILITIES                               126,224,227.44

                                                             SCOTT D.         ANDY D.      TERRY O.                LINDA H.
  ACCOUNT DESCRIPTION                           SUNCOR        LPSCO          RANCHLAND       SASI         SMLP       PVGC
----------------------------------------------------------------------------------------------------------------------------
MINORITY INTEREST

SDC COMMON STOCK                               1,022,000
SDC ADDITIONAL PAID IN CAPITAL               375,368,522
SDC EARNED SURPLUS-BEGINNING                 (71,438,657)
SDC EARNED SURPLUS-CURRENT                     6,064,028
SUBSIDIARY EARNINGS-CURRENT                                    820,619         (92,236)     (62,491)   3,495,918    (534,796)
SUBSIDIARY EQUITY:
    LPSCO                                                   11,713,205
    SASI                                                                                    373,781
    SMLP #3500                                                                                         1,250,349
    PVGC                                                                                                           6,231,352
    HOMEBUILDING
    PALM VALLEY #5500
    WWOS #4400
    KABUTO JV #3000
    COMMERCIAL PROPERTIES #2000
    HIDDEN HILLS #3300
    RANCHO VIEJO #6600
    RANCHLAND UTILITY                                                        1,062,944
    CORAL CANYON #3900
                                            --------------------------------------------------------------------------------
TOTAL EQUITY                                 311,015,893    12,533,823         970,709      311,290    4,746,268   5,696,556
                                            --------------------------------------------------------------------------------
TOTAL LIABS AND EQUITY                       416,021,832    21,230,531       1,468,618      448,876    4,883,787   9,234,318
                                            ================================================================================


                                              LARRY W.
  ACCOUNT DESCRIPTION                          HOMES              PV           WWOS        KABUTO JV       COMM.        H HILLS
-------------------------------------------------------------------------------------------------------------------------------
MINORITY INTEREST

SDC COMMON STOCK
SDC ADDITIONAL PAID IN CAPITAL
SDC EARNED SURPLUS-BEGINNING
SDC EARNED SURPLUS-CURRENT
SUBSIDIARY EARNINGS-CURRENT                   1,198,047       4,926,636      (455,622)                  6,553,333        90,290
SUBSIDIARY EQUITY:
    LPSCO
    SASI
    SMLP #3500
    PVGC
    HOMEBUILDING                              1,680,277
    PALM VALLEY #5500                                       162,394,150
    WWOS #4400                                                              4,051,339
    KABUTO JV #3000                                                                      12,821,745
    COMMERCIAL PROPERTIES #2000                                                                        78,390,152
    HIDDEN HILLS #3300                                                                                               15,428,782
    RANCHO VIEJO #6600
    RANCHLAND UTILITY
    CORAL CANYON #3900
                                            -----------------------------------------------------------------------------------
TOTAL EQUITY                                  2,878,324     167,320,786     3,595,717    12,821,745    84,943,486    15,519,072
                                            -----------------------------------------------------------------------------------
TOTAL LIABS AND EQUITY                       22,277,288     169,608,815    15,569,029    12,839,044    86,540,632    15,716,277
                                            ===================================================================================


                                                ANDY D.
  ACCOUNT DESCRIPTION                          R. VIEJO      C. CANYON           REF              DEBIT         REF        CREDIT
-----------------------------------------------------------------------------------------------------------------------------------
MINORITY INTEREST                                                                         I     10,066,214       I,R     14,970,609

SDC COMMON STOCK
SDC ADDITIONAL PAID IN CAPITAL
SDC EARNED SURPLUS-BEGINNING
SDC EARNED SURPLUS-CURRENT
SUBSIDIARY EARNINGS-CURRENT                   1,414,717        (42,620)   D,I,M,O,S,U,V,W,T     18,499,560   F,L,T,X      1,187,765
SUBSIDIARY EQUITY:
    LPSCO                                                                               F,G     11,713,205
    SASI                                                                                  L      1,023,781         L        650,000
    SMLP #3500                                                                            I     30,911,582         I     29,661,233
    PVGC                                                                                  M      6,231,352                        0
    HOMEBUILDING                                                                          D      1,680,277                        0
    PALM VALLEY #5500                                                                     V    162,394,150
    WWOS #4400                                                                            O     24,295,125         O     20,243,786
    KABUTO JV #3000                                                                       R     12,821,745
    COMMERCIAL PROPERTIES #2000                                                           S     78,390,152                        0
    HIDDEN HILLS #3300                                                                    T     15,431,852         T          3,070
    RANCHO VIEJO #6600                       12,739,558                                   U     12,825,260         U         85,702
    RANCHLAND UTILITY                                                                     X      1,062,944         X              0
    CORAL CANYON #3900                                       9,978,412                    W      9,978,412         W              0
                                            --------------------------                        ------------             ------------
TOTAL EQUITY                                 14,154,275      9,935,792                         387,259,398               51,831,555
                                            --------------------------                        ------------             ------------
TOTAL LIABS AND EQUITY                       15,089,073     10,460,655                         426,254,331               67,010,069
                                            ==========================                        ============             ============


  ACCOUNT DESCRIPTION                             CONSOLIDATED
---------------------------------------------------------------
MINORITY INTEREST                                  4,904,395.09

SDC COMMON STOCK                                   1,022,000.00
SDC ADDITIONAL PAID IN CAPITAL                   375,368,521.94
SDC EARNED SURPLUS-BEGINNING                     (71,438,656.87)
SDC EARNED SURPLUS-CURRENT                         6,064,028.14
SUBSIDIARY EARNINGS-CURRENT                               (0.00)
SUBSIDIARY EQUITY:
    LPSCO                                                  0.00
    SASI                                                   0.00
    SMLP #3500                                             0.00
    PVGC                                                   0.00
    HOMEBUILDING                                           0.00
    PALM VALLEY #5500                                      0.00
    WWOS #4400                                             0.00
    KABUTO JV #3000                                        0.00
    COMMERCIAL PROPERTIES #2000                            0.00
    HIDDEN HILLS #3300                                     0.00
    RANCHO VIEJO #6600                                     0.00
    RANCHLAND UTILITY                                      0.00
    CORAL CANYON #3900                                     0.00
                                            -------------------
TOTAL EQUITY                                     311,015,893.21
                                            -------------------
TOTAL LIABS AND EQUITY                           442,144,515.74
                                            ===================

SUNCOR DEVELOPMENT COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 1999 CONSOLIDATING AND ELIMINATING ENTRIES


                                                                               DEBIT             CREDIT
                                                                           ---------------   ---------------
A. SCM INTERCO A/P TO SDC                                                    $5,386,541.01
   SDC A/R FROM SCM                                                                            $5,386,541.01

   GH INTERCO CAPITAL FROM SDC - ACQUISITION                                 $1,432,265.22
   GH INTERCO A/P TO SDC                                                                         $270,787.72
   SDC A/R FROM GH                                                                             $1,164,401.51

B. HOMEBUILDING CASH ADVANCES FROM SDC                                      $13,617,456.15
   SDC CASH ADVANCES TO HOMEBUILDING                                                          $13,617,898.62

C. SCM INTERCO CAPPED INTEREST                                               $4,259,103.31             $0.00
   SDC INTERCO INTEREST A/R FROM SCM                                                           $4,259,103.32

   ELIMINATE INTERCO RECEIVABLES/PAYABLES BETWEEN HOMEBUILDING AND SDC

D. HOMEBUILDING ACCUMULATED EARNINGS                                         $1,680,277.20
   SDC INVESTMENT IN GH                                                                        $2,360,474.40
   SDC DUE DILIGENCE COSTS - GHH ACQUISITION
   SDC INVESTMENT IN SCM                                                                         $517,849.94
   HOMEBUILDING CURRENT YEAR EARNINGS                                        $1,198,047.14

   ELIMINATE SDC INVESTMENT IN GOLDEN HERITAGE & SCM

E. DEFERRED INTERCO PROFIT                                                   $1,750,166.26
   HOME INVENTORY                                                                              $1,750,166.26

   ELIMINATE DEFERRED PROFIT ON INTERCO LOT SALES TO HOMEBUILDING

F. LPSCO COMMON STOCK                                                           $78,200.00
   LPSCO PAID IN CAPITAL                                                    $10,638,917.85
   LPSCO EARNINGS - PRIOR                                                      $696,086.70
   LPSCO INCOME TAXES
   LPSCO EARNINGS - CURRENT YEAR                                               $820,618.80
   SDC INVESTMENT IN LPSCO - CONTRIB CAPITAL                                                  $10,717,117.86
   SDC INVESTMENT IN LPSCO - EARNINGS                                                          $1,516,705.49
   SDC DEFERRED TAXES DIFFERENTIAL                                                                     $0.00

   ELIMINATE SDC INVESTMENT IN LPSCO

G. LPSCO LONG-TERM NOTES PAYABLE                                               $300,000.00
   SDC LONG-TERM NOTES RECEIVABLE                                                                $300,000.00

   ELIMINATE LPSCO INTERCOMPANY NOTE WITH SDC

H. LPSCO ACCOUNTS PAYABLE                                                       $36,630.11
                               SDC ACCOUNTS RECEIVABLE                                            $36,630.11

   ELIMINATE LPSCO INTERCOMPANY A/R WITH SDC

I. SMLP CONTRIBUTED CAPITAL - MINORITY INT                                                    $10,066,214.00
   SMLP CONTRIBUTED CAPITAL - SDC  GP                                          $490,147.01
   SMLP DISTRIBUTED CAPITAL - SDC  GP                                                         $12,853,612.00
   SMLP CONTRIBUTED CAPITAL - SDC  LP                                        $2,100,000.00
   SMLP DISTRIBUTED CAPITAL - SDC  LP                                                          $6,741,407.00
   SMLP EARNINGS - PRIOR                                                    $28,321,435.40
   SMLP EARNINGS - CURRENT YEAR                                              $3,495,918.29
   MINORITY INTEREST CONTRIBUTED CAPITAL                                    $10,066,214.00
   MINORITY INTEREST - PRIOR (35%)                                                             $9,912,502.39
   MINORITY INTEREST - CURRENT YEAR (35%)                                                      $1,223,571.40
   SDC INVESTMENT IN SMLP - LP                                                                 $2,100,000.00
   SDC DISTRIBUTIONS FROM  SMLP - LP                                         $6,743,407.00
   SDC INVESTMENT IN SMLP - GP                                                                   $490,147.01
   SDC DISTRIBUTIONS FROM  SMLP - GP                                        $12,851,612.00
   SDC INVESTMENT IN SMLP - EARNINGS                                                          $20,681,279.90
   SDC LAND BASIS DIFFERENTIAL

   ELIMINATE SDC INVESTMENT IN SMLP #3500

J. SMLP ACCOUNTS PAYABLE                                                        $20,005.97

   SDC ACCOUNTS RECEIVABLE                                                                        $20,005.97

   GH ACCOUNTS PAYABLE                                                         $303,750.00
   SMLP ACCOUNTS RECEIVABLE                                                                      $303,750.00

   ELIMINATE SMLP INTERCOMPANY A/R WITH SDC AND HOMEBUILDING (PREMIUMS)

L. SASI CONTRIBUTED CAPITAL                                                    $489,023.22
   SASI CAPITAL DISTRIBUTIONS                                                                    $650,000.00
   SASI  EARNINGS - PRIOR                                                      $534,757.95
   SASI EARNINGS - CURRENT YEAR                                                                   $62,491.00
   PV INVESTMENT IN SASI - CONTRIB CAPITAL                                                       $489,023.22
   PV INVESTMENT IN SASI - DISTRIBUTIONS                                       $650,000.00
   PV INVESTMENT IN SASI - EARNINGS                                                              $472,266.95

   ELIMINATE PALM VALLEY INVESTMENT IN SASI

M. PVGC CONTRIBUTED CAPITAL                                                  $6,158,173.14
   PVGC EARNINGS - PRIOR                                                        $73,178.79
   PVGC EARNINGS - CURRENT YEAR                                                                  $534,796.30
   SDC INVESTMENT IN PVGC - EARNINGS                                           $461,617.51
   SDC INVESTMENT IN PVGC - CONTRIB CAPITAL                                                    $6,158,173.14

   ELIMINATE SDC INVESTMENT IN PALM VALLEY GOLF

N. SDC  CONTRIB. CAPITAL TO PVGC                                             $3,566,739.66
   PVGC ACCOUNTS RECEIVABLE                                                                    $3,566,739.66

   ELIMINATE PALM VALLEY GOLF INTERCOMPANY A/R WITH SDC

O. WWOS CONTRIBUTED CAPITAL - PHASE 1                                        $9,500,000.00
   WWOS CONTRIBUTED CAPITAL - PHASE 2                                       $13,408,869.75
   WWOS CONTRIBUTED WORKING CAPITAL                                          $1,386,255.25
   WWOS EARNINGS - PRIOR                                                                       $2,023,394.41
   WWOS EARNINGS - CURRENT YEAR                                                                  $455,622.46
   WWOS CAPITAL DISTRIBUTIONS - PHASE 1                                                        $9,500,000.00
   WWOS CAPITAL DISTRIBUTIONS - PHASE 2                                                        $4,967,126.16
   WWOS PREFERRED RETURN - PHASE 1                                                               $287,567.78
   WWOS PREFERRED RETURN - PHASE 2                                                             $3,465,697.50
   SDC INVESTMENT IN WWOS - PHASE 1                                                            $9,500,000.00
   SDC INVESTMENT IN WWOS - PHASE 2                                                           $13,408,869.75
   SDC INVESTMENT IN WWOS -CONTRIBUTED CAPITAL                                                 $1,386,255.25
   SDC INVESTMENT IN WWOS - EARNINGS                                         $2,023,394.41
   SDC DISTRIBUTIONS FROM WWOS - PHASE 1                                     $9,500,000.00
   SDC DISTRIBUTIONS FROM WWOS - PHASE 2                                     $4,967,126.16
   SDC PREFERRED RETURN - PHASE 1                                              $287,567.78
   SDC PREFERRED RETURN - PHASE 2                                            $3,465,697.50
   SDC BASIS DIFFERENTIAL PH I BUILDINGS
   SDC BASIS DIFFERENTIAL LAND
   SDC 1994 CAPPED INTEREST ON WWOS
   SDC 1995 DEVELOPMENT FEES
   WWOS I/C A/P - COMMERCIAL                                                   $372,209.61
   COMMERCIAL I/C A/R - WWOS                                                                     $372,209.61

   ELIMINATE SDC COMMERCIAL INVESTMENT IN WIGWAM OUTLET STORES #4400

P. WWOS INTEREST PAYABLE - PHASE 1 LAND                                         $24,028.03
   WWOS INTEREST PAYABLE - RLC                                                  $67,812.50
   SDC INTEREST RECEIVABLE - PHASE 1 LAND                                                         $24,028.03
   SDC INTEREST RECEIVABLE - RLC                                                                  $67,812.50

   WWOS NOTES PAYABLE - PHASE 1 LAND                                         $1,059,206.67
   SDC NOTES RECEIVABLE - PHASE 1 LAND                                                         $1,059,206.67

   WWOS NOTES PAYABLE - RLC                                                 $10,000,000.00
   SDC NOTES RECEIVABLE - RLC                                                                 $10,000,000.00

   ELIMINATE WWOS INTERCOMPANY NOTES AND INTEREST WITH SDC

Q. WWOS ACCOUNTS PAYABLE                                                       $147,948.78
   SDC ACCOUNTS RECEIVABLE                                                                       $147,948.78
   WWOS MANAGEMENT FEE  PAYABLE                                                  $4,532.05
   SDC  COMMERCIAL A/R                                                                             $4,532.05

   ELIMINATE WWOS INTERCOMPANY A/R WITH SDC

R. KABUTO CONTRIBUTED CAPITAL - SDC                                          $8,987,209.60
   KABUTO CONTRIBUTED CAPITAL - KABUTO                                       $3,834,535.30
   MINORITY INTEREST                                                                           $3,834,535.30
   SDC INVESTMENT IN KABUTO - CONTR CAPITAL                                                    $6,098,494.79

   BALANCING PLUG                                                                              $2,888,714.81
   SDC BASIS DIFFERENTIAL IN LAND
   SDC DEVELOPMENT COSTS

   ELIMINATE SDC INVESTMENT IN KABUTO JV #3000

S. COMMERCIAL OPS CONTRIBUTED CAPITAL                                       $74,293,346.97
   COMMERCIAL EARNINGS - PRIOR                                               $4,096,805.16
   COMMERCIAL EARNINGS - CURRENT YEAR                                        $6,553,333.43
   SDC INVEST IN GEN COMMERCIAL OPS - EARNINGS                                                 $3,711,897.29
   SDC INVEST IN GEN COMMERCIAL OPS - CONT CAPITAL                                            $74,870,647.30
   SDC INVESTMENT IN OUTER LIMITS - PURCHASE                                                   $1,822,514.94
   SDC INVESTMENT IN FIDDLE (SCOTTS) - CONT CAPITAL                          $2,856,749.32
   SDC INVESTMENT IN FIDDLE (SCOTTS) - EARNINGS                                $523,646.70
   SDC INVESTMENT IN FUNTASTICKS - CONT CAPITAL                                                  $779,466.39
   SDC INVESTMENT IN FUNTASTICKS - EARNINGS                                                      $434,240.58
   SDC INVESTMENT IN FIDDLE (TEMPE) - CONT CAPITAL                             $316,639.78
   SDC INVESTMENT IN FIDDLE (TEMPE) - EARNINGS                                                   $912,832.69
   SDC INVESTMENT IN APS PROPERTIES - EARNINGS                                                   $113,667.31
   SDC INVESTMENT IN BLACK CANYON CP - EARNINGS                                  $8,126.09
   SDC INVESTMENT IN PV MARKETPLACE - EARNINGS                                                 $2,307,137.27
   SDC INVESTMENT IN PV PAVILIONS - EARNINGS                                                   $2,694,953.30
   SDC INVESTMENT IN DYSART/MCDOWELL CENTER                                                      $872,316.24
   SDC INVESTMENT IN PV CROSSING - EARNINGS                                                      $150,309.61
   SDC INVESTMENT IN PV OFFICE PARK - EARNINGS                                   $8,156.32
   SDC INVESTMENT IN METROCENTER - EARNINGS                                                      $281,410.66
   SDC INVESTMENT IN REST PLACE - EARNINGS                                      $82,105.37
   SDC INVESTMENT IN LITCHFIELD OTHER - EARNINGS                                                 $121,246.12
   SDC INVESTMENT IN AUTOPLEX - EARNINGS                                       $203,224.40
   SDC INVESTMENT IN  TALAVI - EARNINGS                                        $182,886.06
   SDC INVESTMENT IN  WWOS - EARNINGS                                          $397,454.46
   SDC INVESTMENT IN LP PROF. PLAZA - EARNINGS                                     $643.44

   ELIMINATE SDC INVESTMENT IN COMMERCIAL OPERATIONS #2000

T. HIDDEN HILLS CONTRIBUTED CAPITAL                                          $8,744,139.11
   GLAZ CONTRIBUTED CAPITAL, NET                                             $6,687,713.00
   GLAZ INVESTMENT IN HIDDEN HILLS - CONT CAPITAL                                              $6,687,713.00
   HIDDEN HILLS EARNINGS - PRIOR                                                                   $3,069.71
   HIDDEN HILLS EARNINGS - CURRENT YEAR                                         $90,289.50
   SDC INVESTMENT IN HIDDEN HILLS - EARNINGS                                                      $87,219.79
   SDC INVESTMENT IN HIDDEN HILLS - CONT CAPITAL                                               $8,744,139.11

   ELIMINATE SDC INVESTMENT IN HIDDEN HILLS JV #3300

U. SDC INVESTMENT IN RANCHO VIEJO - EARNINGS                                                   $1,329,015.08
   SDC INVESTMENT IN RANCHO VIEJO - CAPITAL                                                   $12,821,275.56
   RANCHO VIEJO CONTRIBUTED CAPITAL                                         $12,825,259.78
   RANCHO VIEJO EARNINGS - PRIOR                                                                  $85,701.63
   RANCHO VIEJO EARNINGS - CURRENT YEAR                                      $1,414,716.71

   ELIMINATE SDC INVESTMENT IN RANCHO VIEJO JV #6600

V. PV CONTRIBUTED CAPITAL                                                  $152,768,812.48
   PV EARNINGS - PRIOR                                                       $9,625,337.53
   PV EARNINGS - CURRENT YEAR                                                $4,926,635.98
   SDC INVESTMENT IN PALM VALLEY - EARNINGS                                                   $14,551,973.51
   SDC INVESTMENT IN PALM VALLEY - DEVELOP                                                   $152,768,812.48

   ELIMINATE SDC INVESTMENT IN PALM VALLEY #5500

W. CORAL CANYON CONTRIBUTED CAPITAL                                          $9,978,412.11
   CORAL CANYON - CURRENT YEAR                                                                    $42,619.70
   SDC INVESTMENT IN CORAL CANYON - DEVELOP                                                    $9,978,412.11
   SDC INVESTMENT IN CORAL CANYON - EARNINGS                                    $42,619.70

   ELIMINATE SDC INVESTMENT IN CORAL CANYON #3900

X. RANCHLAND - CURRENT YEAR                                                                       $92,235.67
   RANCHLAND - CONTRIBUTED CAPITAL                                           $1,062,944.39
   RANCHLAND - DUE TO/FROM RANCHO VIEJO                                        $176,174.00
   RANCHO INVESTMENT IN RANCHLAND UTILTY-CAPITAL                                               $1,062,944.39
   RANCHO INVESTMENT IN RANCHLAND UTILTY-EARNINGS                               $92,235.67
   RANCHO - DUE TO/FROM RANCHLAND UTILITIES                                                      $176,174.00

   ELIMINATE RANCHO INVESTMENT IN RANCHLAND UTILITY

SunCor Development Company
Consolidating Income Statement
For the Year Ending December 31, 1999 (Unaudited)

                                                                   RANCHLAND
Account Description                 SUNCOR           LPSCO          UTILITY         SCTS MTN         PVGC             GHH
-------------------              -------------   -------------   -------------   -------------   -------------   -------------
Revenues
   Home Sales                               --              --              --              --              --      64,830,130
   Land Sales                       30,146,383              --              --       7,104,128              --              --
   Commercial Properties             5,801,571              --              --              --       1,978,755              --
   Utility Sales                            --       2,853,412           7,692              --              --              --
   Management Fees                   1,540,937              --              --              --              --              --
                                 -------------   -------------   -------------   -------------   -------------   -------------
Total Operating Revenues            37,488,891       2,853,412           7,692       7,104,128       1,978,755      64,830,130

Operating Expenses
   Cost of Homes Sold                       (0)             --              --              --              --      54,969,177
   Cost of Land Sold                18,807,702              --              --       3,442,629              --              --
   Commercial Properties             5,561,964              --              --              --         193,879              --
   Utility Expense                          --       1,785,921          99,915              --              --              --
   Land Project Costs                2,329,986              --              --          98,223              --              --
   General & Administrative         10,118,243              --              --          89,814       1,783,238       5,449,460
   Depreciation & Amortization       1,111,951         276,637              --              --         198,536         647,984
                                 -------------   -------------   -------------   -------------   -------------   -------------
Total Operating Expenses            37,929,845       2,062,558          99,915       3,630,666       2,175,653      61,066,621

Net Operating Income/(Loss)           (440,954)        790,854         (92,223)      3,473,462        (196,898)      3,763,509

Other Income and Gains
   Equity in Joint Ventures          4,854,693              --              --              --              --              --
   Interest Income                     695,311         123,893              --          22,457              --              --
   Other                                    --              --              --              --              --        (483,855)
                                 -------------   -------------   -------------   -------------   -------------   -------------
Total Other Income and Gains         5,550,004         123,893              --          22,457              --        (483,855)

Interest Expense, Net
   Interest Expense                  6,509,298         202,569              --              --         337,898              --
   Less: Capitalized Interest       (4,745,280)             --              --              --              --              --
                                 -------------   -------------   -------------   -------------   -------------   -------------
Total Interest Expense, Net          1,764,018         202,569              --              --         337,898              --

   Minority Interest                 1,018,365              --              --              --              --              --

Income before Taxes                  2,326,667         712,178         (92,223)      3,495,918        (534,796)      3,279,654

   Income Taxes                      4,188,321        (108,441)             --              --              --              --
                                 -------------   -------------   -------------   -------------   -------------   -------------
NET INCOME/(LOSS)                $  (1,861,653)  $     820,619   $     (92,223)  $   3,495,918   $    (534,796)  $   3,279,654


                                                     HIDDEN         CORAL           RANCHO       CONSOLIDATED
Account Description                  WWOS            HILLS          CANYON           VIEJO          INCOME
-------------------              -------------   -------------   -------------   -------------   -------------
Revenues
   Home Sales                               --              --              --      12,756,318      77,586,447
   Land Sales                          675,000         260,000              --         121,000      38,306,511
   Commercial Properties             1,996,347              --              --              --       9,776,673
   Utility Sales                            --              --              --              --       2,861,104
   Management Fees                          --              --              --              --       1,540,937
                                 -------------   -------------   -------------   -------------   -------------
Total Operating Revenues             2,671,347         260,000              --      12,877,318     130,071,672

Operating Expenses
   Cost of Homes Sold                       --              --              --       9,925,940      64,895,117
   Cost of Land Sold                   284,427         169,711              --          88,226      22,792,694
   Commercial Properties             1,066,148              --              --              --       6,821,991
   Utility Expense                          --              --              --              --       1,885,835
   Land Project Costs                       --              --              --         543,823       2,972,032
   General & Administrative                 --              --          42,620         838,239      18,321,614
   Depreciation & Amortization         774,396              --              --          82,902       3,092,406
                                 -------------   -------------   -------------   -------------   -------------
Total Operating Expenses             2,124,971         169,711          42,620      11,479,130     120,781,689

Net Operating Income/(Loss)            546,377          90,290         (42,620)      1,398,188       9,289,983

Other Income and Gains
   Equity in Joint Ventures                 --              --              --              --       4,854,690
   Interest Income                       6,244              --              --             829         848,734
   Other                                    --              --              --          15,700        (518,406)
                                 -------------   -------------   -------------   -------------   -------------
Total Other Income and Gains             6,244              --              --          16,529       5,185,018

Interest Expense, Net
   Interest Expense                  1,008,243              --              --              --       8,058,008
   Less: Capitalized Interest               --              --              --              --      (4,745,280)
                                 -------------   -------------   -------------   -------------   -------------
Total Interest Expense, Net          1,008,243              --              --              --       3,312,728

   Minority Interest                        --              --              --              --       1,018,365

Income before Taxes                   (455,622)         90,290         (42,620)      1,414,717      10,143,908

   Income Taxes                             --              --              --              --       4,079,880
                                 -------------   -------------   -------------   -------------   -------------
NET INCOME/(LOSS)                $    (455,622)  $      90,290   $     (42,620)  $   1,414,717   $   6,064,028